Exhibit 2.1

AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS

by and between

MEDIATEK, INC.,
MEDIATEK LIMITED
CRYSTALMEDIA TECHNOLOGY, INC.
(collectively, as “MediaTek”)

and

TVIA, INC
and 英圖微電子（合肥）有限公司
(collectively, as “Tvia”)

dated as of June 17, 2003

TABLE OF CONTENTS

			Page

1.	DEFINITIONS		2
	1.1	Defined Terms	2
	1.2	Other Definitional and Interpretive Matters	5
2.	PURCHASE AND SALE OF ASSETS		6
	2.1	Purchased Assets	6
	2.2	Excluded Assets	8
	2.3	Excluded Liabilities	8
	2.4	Closing	8
	2.5	Purchase Price	8
3.	REPRESENTATIONS AND WARRANTIES OF TVIA		9
	3.1	Organization and Authority	9
	3.2	Authorization; Binding Obligation	10
	3.3	Subsidiaries and Joint Ventures	10
	3.4	No Violations	10
	3.5	Title to Assets	11
	3.6	Personal Property	11
	3.7	Compliance With Laws; Litigation	11
	3.8	Business Employees and Employee Benefits	11
	3.9	Brokers	12
	3.10	Intellectual Property	12
	3.11	Intracompany Relationships	14
	3.12	Governmental Permits	14
	3.13	Notices	15
	3.14	No Non-Assignable Assets. None of the Purchased Assets to be assigned or transferred under this Agreement is by its terms or by law nonassignable, or is nonassignable without the consent of Third Parties	15
	3.15	Disclosure	15
4.	REPRESENTATIONS AND WARRANTIES OF MEDIATEK		15
	4.1	Organization and Authority	15
	4.2	Authorization; Binding Obligations	15
	4.3	No Violations	15
	4.4	Brokers	16
5.	COVENANTS		16
	5.1	Information; Ongoing Access	16
	5.2	Selected Employees	18
	5.3	Consent of Third Parties	18
	5.4	Non-Competition; Non-Solicitation	18
	5.5	Tax Reporting and Allocation of Consideration	19
	5.6	Cross Licenses	19
	5.7	Delivery of Other Assets and Intellectual Property Assets	20

-i-

TABLE OF CONTENTS
(continued)

-ii-

AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS

     THIS AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS (“Agreement”) is made as of June 17, 2003 by and between Tvia, Inc., a Delaware corporation, having its principal office at 4001 Burton Drive, Santa Clara, CA 95054 (“Tvia Inc.”) and 英圖微電子（合肥）有限公司, a foreign wholly owned enterprise established in accordance with the relevant laws of the People’s Republic of China, having a principal office at Hefei New and High Technology Industry Development Zone, 669 ChangJiang Road West, Hefei, Anhui, P.R. China 230088 (“Tvia China”) (as used in this Agreement, “Tvia” may refer to Tvia Inc. and Tvia China collectively or to either such entity as the context may require), on the one hand, and MediaTek, Inc., a corporation organized and existing under the laws of the Republic of China, having a principal office at 5F, No. 1-2 Innovation Road 1, Science-Based Industrial Park, Hsin-Chu, Taiwan 300 (“MediaTek Inc.”), MediaTek Limited, a corporation organized and existing under the laws of Western Samoa, having a principal office at Room 4005, United Square, Bin He North Road, Fu Tian Area, ShenZhen, P.R. China 518026 and a wholly owned subsidiary of MediaTek Inc. (“MediaTek China”), and CrystalMedia Technology, Inc., a California corporation having a principal office at 46732 Fremont Boulevard, Fremont, California 94538 and a wholly owned subsidiary of MediaTek Inc. (“MediaTek USA”) (as used in this Agreement, “MediaTek” may refer to MediaTek Inc., MediaTek China and MediaTek USA collectively or to any of the entities as the context may require).

WITNESSETH:

     A.     Tvia is a leading provider of multimedia display processors for the advanced television and emerging display markets, possessing expertise in the design of integrated circuits (“IC”) for television-related consumer product applications.

     B.     MediaTek is a leader in the IC optical storage industry and offers comprehensive IC solutions for optical storage drives, including CD-ROM, DVD-ROM, CD-R/RW, DVD-Rewritable drives, and DVD players, as well as related chipsets.

     C.     Tvia owns certain assets and desires to sell, transfer, convey and assign to MediaTek such specified assets related to, necessary for, or material to the development and manufacture of the Business Products (as defined below), for the purchase price and upon the terms and subject to the conditions contained in this Agreement.

     D.     MediaTek desires to purchase such assets from Tvia for the purchase price and upon the terms and subject to the conditions contained in this Agreement.

     E.     The parties acknowledge that the transfer of such assets from Tvia to MediaTek and the employment of certain of the Business Employees and Selected Employees (as such terms are defined herein) by MediaTek require an extended period of joint efforts and cooperation, which the parties wish to undertake.

     NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.      Definitions

     1.1     Defined Terms. For the purposes of this Agreement, the following words and phrases shall have the following meanings:

     “Administrative Services Agreement” means the Administrative Services Agreement entered into by and among Tvia Inc. and Tvia China, on the one hand, and MediaTek Inc., MediaTek China and MediaTek USA, on the other hand, as of the date hereof, a copy of which is attached hereto as Exhibit A.

     “Affiliate” of a Person means any other Person controlling, controlled by, or under common control with, such Person. For purposes of this definition, “control” means the power to direct the management and policies of a Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that for all purposes of this Agreement a Person shall be considered to be an Affiliate of another Person only during the time period during which such control relationship actually exists between such Persons.

     “Asset Acquisition Statement” has the meaning assigned by Section 5.5(c).

     “Assignment and Bill of Sale” means the Assignment and Bill of Sale with respect to the Purchased Assets executed by Tvia as of the Closing Date, a copy of which is attached hereto as Exhibit B.

     “Basket Amount” has the meaning assigned by Section 9.3(a)(i).

     “Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in California or Taiwan or any other day on which the principal offices of either Tvia or MediaTek Inc. are closed, whether in accordance with established company policy or as a result of unanticipated events.

     “Business Employees” means the persons identified on Schedule 3.8(a).

     “Business Products” means the following assets and technologies: (1) Home IT, a software product that enables integration of electronic programming guide (“EPG”), DVD/VCD/SVCD/MP3/MPEG-4 multimedia player, Internet surfing, email, electronic album, karaoke and television games; (2) Advanced Digital Video Broadcast (“DVB”), a client software package consisting of an operating system-independent middleware layer, a system layer and an elaborate reference navigator (application) layer, which comes with an embedded Linux version and a Microsoft® Windows emulation version; (3) TVM4 software Player that runs under Windows or Linux OS, a client software product based on the MPEG-4 standard, which receives and displays MPEG-4 content; and (4) BIOS software, SDK software, eSDK software, and software drivers or Tvia’s multimedia display processors.

     “Business Records” has the meaning assigned by Section 2.1(d).

     “Cap” has the meaning assigned by Section 9.3(a)(ii).

     “Closing” has the meaning assigned by Section 2.4.

     “Closing Date” means the date of the Closing as determined pursuant to Section 2.4.

     “Code” means the Internal Revenue Code of 1986, as amended.

     “Confidentiality Agreement” has the meaning assigned by Section 6.1.

     “Confidential Information” has the meaning assigned by Section 6.2(a).

     “Consents and Approvals” means all consents and approvals required to be obtained by either of Tvia or MediaTek in connection with the execution and delivery of this Agreement or any of the Other Transaction Documents or the completion of the transactions contemplated by this Agreement or to permit MediaTek to use the Business Products, including, without limitation, consents and approvals of each party’s board of directors (or its equivalent) if such party is a corporation or company, as necessary or appropriate.

     “Counsel for Tvia” means Pillsbury Winthrop LLP.

     “Delaware Counsel for Tvia” means Richards, Layton & Finger, P.A.

     “Derivative Work” has the meaning assigned by Section 3.10(k).

     “Dispute” has the meaning assigned by Section 9.8.

     “Employment Condition” means the execution of employment agreements by and between MediaTek and each of at least 80 percent of the Business Employees who perform IT and administrative functions, 90 percent of the Business Employees who perform engineering functions, each as designated on Schedule 3.8(a) and 90 percent of the Selected Employees listed on Schedule 5.2.

     “Employee Confidentiality Agreements” has the meaning assigned by Section 3.8(c).

     “Employee Employment Agreements” has the meaning assigned by Section 3.8(d).

     “Encumbrance” means any encumbrance of any kind whatever and includes any security interest, mortgage, deed of trust, lien, judgment, hypothecation, pledge, tax lien, assessment, mechanic’s or materialmen’s lien, assignment, easement, servitude, right-of-way, restriction, tenancy, encroachment or burden or any other right or claim of others, other than the license granted pursuant to Section 5.6 hereof and taxes not yet payable, affecting the Purchased Assets and any restrictive covenant or other agreement, restriction or limitation on the use of the Purchased Assets.

     “Engineering Workstation” has the meaning assigned by Section 2.1(c).

     “Equipment” means all the equipment that is owned by Tvia and used primarily in the development of the Business Products. To the extent transferable, Equipment includes rights to the warranties received from the manufacturers and distributors of said items and to any related claims, credits, rights of recovery and setoff with respect to said items.

     “Escrow Agreement” has the meaning assigned by Section 2.5(b).

     “Excluded Assets” has the meaning assigned by Section 2.2.

     “Excluded Liabilities” has the meaning assigned by Section 2.3.

     “FIRPTA Certification” has the meaning assigned by Section 5.5(d).

     “Governmental Body” means any court, government (foreign, federal, state or local), department, commission, board, agency, bureau, official or other regulatory, administrative or governmental authority.

     “Governmental Permits” means all governmental permits and licenses, certificates of inspection, approvals or other authorizations issued to Tvia by a Governmental Body which are listed on Schedule 2.1(f) and are necessary or desirable for the current use or other derivation of the benefits of the Business Products as presently constituted.

     “Holdback Amount” has the meaning assigned by Section 2.5(b).

     “Indemnified Party” has the meaning assigned by Section 9.2(a).

     “Indemnifying Party” has the meaning assigned by Section 9.4(b).

     “Infringement Claim” has the meaning assigned by Section 9.5(a).

     “Intellectual Property Assets” has the meaning assigned by Section 2.1.

     “IRS” means the U.S. Internal Revenue Service.

     “Knowledge” means, as to a particular matter, the actual knowledge of the chief executive officer, chief financial officer, Kenny Liu, Eli Porat, Hai Wang and Bo Liu.

     “Losses” has the meaning assigned by Section 9.2(a).

     “Milestone” has the meaning assigned by Section 2.5(a)(ii).

     “Milestone Amount” has the meaning assigned by Section 2.5(a)(ii).

     “Milestone Determination” has the meaning assigned by Section 2.5(c).

     “Milestone Dispute Notice” has the meaning assigned by Section 2.5(c).

     “Notices” means the notices required to be given to any Person under applicable law or pursuant to any contract or other obligation to which Tvia is a party or by which Tvia is bound or which is applicable to any of the Purchased Assets in connection with the execution and delivery of this Agreement or the completion of the transactions contemplated by this Agreement.

     “Other Assets” has the meaning assigned by Section 2.1.

     “Other Transaction Documents” has the meaning assigned by Section 3.1.

     “Patent License Agreement” means the patent license agreement to be entered into by and between MediaTek and Tvia in the form of Exhibit C hereto.

     “Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust or other entity, or any government or regulatory, administrative or political subdivision or agency, department or instrumentality thereof.

     “Property” means any interest in any real, personal or mixed property, whether tangible or intangible.

     “Purchased Assets” has the meaning assigned by Section 2.1.

     “Purchase Price” means the total amount paid by MediaTek in consideration for the Purchased Assets as provided in Section 2.5.

     “Selected Employees”means those employees as selected by and mutually agreed upon between MediaTek Inc. and Tvia Inc. as set forth on Schedule 5.2 to be delivered by MediaTek Inc. to Tvia Inc. upon the execution of this Agreement.

     “Subsidiary” means any corporation in which another corporation or other entity, or the ultimate parent of such other corporation or such other entity, owns at least 50 percent of the total voting power for purposes of electing directors or other managers, or at least 50 percent of the partnership interests in the case of a partnership.

     “Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including pension plan contributions, unemployment and employment insurance payments and workers’ compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties imposed by any Governmental Body, and whether disputed or not.

     “Third Party” means any person not an Affiliate of the other referenced Person or Persons.

     “Third-Party Right”means any Encumbrance on any Property of the Person in question, or any right (i) to acquire, lease, use, dispose of, vote or exercise any right or power conferred by any Property of such Person, or (ii) restricting the Person’s right to lease, use, dispose of, vote or exercise any right or power conferred by any Property of such Person.

     “Third-Party Claim” has the meaning assigned by Section 9.4(b).

     “Tvia Patents”means the patents and patent applications listed in Schedule A of the Patent License Agreement attached as Exhibit C hereto, and all counterpart international patents and patent applications claiming the benefit of any patents or patent applications listed therein, as well as any patents which are later issued from any patent applications listed therein, and all continuations, continuations-in-part, divisions, re-issues, substitutions and extensions of any of said patents or applications, and the inventions covered thereby, throughout the world.

     1.2     Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

     Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

     Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

     Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

     Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

     Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

     Materiality. The standard of materiality used in interpreting the scope of the terms “material” and “materiality” under this Agreement shall be “material to the use of the Business Products.”

     Schedules and Exhibits. The Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

2.      Purchase and Sale of Assets

     2.1     Purchased Assets. Upon the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained herein, on the Closing Date, (i) Tvia Inc. and Tvia China, as sole or joint owners of the assets specified in (a) and (b) below (the “Intellectual Property Assets”) with Tvia Inc. holding record title and Tvia China having a beneficial interest therein, hereby agree to sell, transfer, assign, convey and deliver to MediaTek Inc., MediaTek China and MediaTek USA, and each of MediaTek Inc., MediaTek China and MediaTek USA hereby agrees to purchase, acquire and accept from Tvia Inc. and Tvia China, all of their respective right, title and interest (whether beneficial or of record) in, to and under the Intellectual Property Assets as the same shall exist on the Closing Date, and (ii) Tvia Inc., as owner of the assets specified in (c) through (h) below (the “Other Assets”) hereby agrees to sell, transfer, assign, convey and deliver to MediaTek and MediaTek hereby agrees to purchase, acquire and accept from Tvia Inc. all of Tvia Inc.’s right, title and interest (whether beneficial or of record) in, to and under the Other Assets, as the same shall exist on the Closing Date. For purposes of this Agreement, “Purchased Assets” shall mean the Intellectual Property Assets and the Other Assets, each of the type set forth or described in Sections 2.1(a) through 2.1(h), inclusive (except in each case for the Excluded Assets), whether or not any of such assets, properties or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in Tvia’s books or financial statements, subject in each and every case to such modifications and changes as contained in the identified Schedules therefor as are necessary to reflect all of the Purchased Assets as of the Closing Date:

          (a)     all worldwide proprietary information and intellectual property rights used in or primarily related to the Business Products including without limitation those set forth in Schedule 2.1(a) and (i)(A) all patents, patent rights and applications therefor, labels, and other trade rights, whether or not registered and all applications and registrations therefor together with associated goodwill, product displays, know-how, inventions, discoveries, improvements, designs, design rights and design right registrations and applications therefor, databases, algorithms, libraries, trade secrets, technology, formulae, recipes, whether patented or patentable or not, shop rights, research developments, work-in-process; (B) works of authorship in any media, including computer programs, software (including all source code and object code, development documentation, programming tools, drawings, specifications and data), databases and related items, graphics, artwork, photography, advertising and promotional materials, contents and all authors’ rights, including any moral rights, whether or not copyrighted or copyrightable, copyright registrations and applications therefor; (C) trademarks, service marks, trade names, brand names, domain names, logos, trade dress and other source indicators, and all elements thereof and all common law rights relating thereto, including, but not limited to, all the derivations thereof used at any time by Tvia in connection with the Business Products, together with any goodwill associated with such names and marks; and (D) trade secrets and other proprietary or confidential information; (ii) all registrations, applications, recordings and licenses or other agreements related thereto; and (iii) all rights to obtain renewals, extensions, continuations, continuations-in-part, reissues, divisions or similar legal protections related thereto;

          (b)     the engineering workstations specified and set forth on Schedule 2.1(b) (the “Engineering Workstations”) and all Equipment and such other tangible personal property located at the principal offices of Tvia Inc. and Tvia China that is primarily related to the Business Products, and all of Tvia’s rights thereto, to be transferred to MediaTek China or MediaTek USA, as applicable, pursuant to Section 2.5(a)(ii);

          (c)     certain books and records of Tvia (including all contracts, reports of examination and other records and information, including on discs, tapes and other data-storing media, but excluding management information systems not relating exclusively to the Business Products) used or needed for use for the operation of the Purchased Assets (“Business Records”); provided, however, that such Business Records shall not include corporate records of Tvia, personnel files or any records which Tvia is prohibited by law from transferring to MediaTek;

          (d)     all claims, counterclaims, causes of action, choses in action, rights of recovery, rights of set off, and rights of recoupment (including any such item relating to the payment of taxes, other than taxes levied with respect to the income of Tvia generally), which may be asserted against any Third Party by Tvia that are primarily related to the Purchased Assets except insofar as they pertain to the Excluded Assets or the Excluded Liabilities, including the right to receive all proceeds and damages therefrom;

          (e)     all rights of Tvia under the Employee Confidentiality Agreements are hereby assigned to MediaTek, provided, however, Tvia Inc. and Tvia China reserve the right to enforce the Employee Confidentiality Agreements with respect to all of their products and assets that are not Purchased Assets; and

          (f)     all goodwill of or relating to the Purchased Assets, together with the right to represent to Third Parties that MediaTek is the owner to the Purchased Assets.

     2.2     Excluded Assets. Except for the Purchased Assets set forth in Section 2.1, Tvia shall retain and not transfer, and MediaTek shall not purchase or acquire, any other assets of Tvia (collectively, the “Excluded Assets”).

     2.3     Excluded Liabilities. Notwithstanding anything to the contrary contained in this Agreement, MediaTek will not assume or be liable or otherwise be obligated to pay, perform or otherwise discharge, and Tvia Inc. and Tvia China will retain and remain responsible for all of their and their respective separate debts, liabilities or obligations of any nature whatsoever with respect to any event, occurrence, circumstance or condition arising or occurring prior to or through the Closing (whether such liabilities become known prior to, on or after the Closing Date, whether accrued or unaccrued, whether absolute or contingent, whether known or unknown, whether due or to become due and whether related to the Purchased Assets or otherwise, and regardless of when asserted (all of such liabilities and obligations being referred to herein as the “Excluded Liabilities”). The Excluded Liabilities shall include without limitation the liabilities and obligations set forth below:

          (a)     any liabilities or obligations in respect of Excluded Assets; or

          (b)     any liabilities to Business Employees, including those Business Employees who are hired by MediaTek, including without limitation, (i) liabilities for benefits under any benefit plan under the Employee Retirement Income Security Act of 1974 with respect to claims incurred and benefits accrued by Business Employees prior to the Closing and any post-retirement benefits payable under any benefit plan and any Business Employee severance benefits and (ii) liabilities for penalty payments made under the Employee Employment Agreements (or other similar instrument) entered into prior to the execution of this Agreement.

     2.4     Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Tvia, Inc., as soon as practicable following satisfaction or waiver of all of the conditions to the obligations of the parties to consummate the transactions contemplated hereby in accordance with Article 7 of this Agreement or at such other time, place and date as is mutually agreed to by the parties hereto. The date of the Closing is referred to in this Agreement as the “Closing Date.”

     2.5     Purchase Price.

          (a)     In consideration of the transactions contemplated hereby, MediaTek hereby agrees to pay to Tvia a total of Ten Million United States Dollars (US $10,000,000) (the “Purchase Price”) in the amounts, at the times and upon the conditions as set forth below:

               (i)     the sum of Six Million One Hundred Sixty-six Thousand Six Hundred Sixty-six United States Dollars and Sixty-seven Cents (US $6,166,666.67) at the Closing (the “Initial Amount”), of which US $4,933,333.33 shall be paid by MediaTek Inc., US $1,110,000.00 shall be paid by MediaTek China and US $123,333.33 shall be paid by MediaTek USA by wire transfer in immediately available U.S. funds to the account(s) designated by Tvia Inc.’s written instructions attached hereto as Schedule 2.5(a)(i); and

               (ii)     the sum of Three Million Eighty-three Thousand Three Hundred Thirty-three United States Dollars and Thirty-three Cents (US $3,083,333.33) (the “Milestone Amount”), of which US $2,466,666.67 shall be paid by MediaTek Inc., US $555,000.00 shall be paid by MediaTek China and US $61,666.67 shall be paid by MediaTek USA, upon the completion of the transfer, assignment, conveyance and delivery by Tvia of the Intellectual Property Assets and the Other Assets, including the transfer, assignment, conveyance and delivery by Tvia to MediaTek of the Engineering Workstations, all Equipment and such other tangible personal property located at the principal offices of Tvia Inc. and Tvia China that is primarily related to the Business Products, in accordance with the provisions herein (the “Milestone”) by wire transfer in immediately available U.S. funds to the account(s) designated by Tvia Inc.’s written instructions attached hereto as Schedule 2.5(a)(i).

          (b)     At the Closing, an additional Seven Hundred Fifty Thousand United States Dollars ($750,000) (the “Holdback Amount”), otherwise payable by MediaTek to Tvia shall be deposited into an escrow account for one year from the Closing Date as a reserve for indemnification by Tvia pursuant to Article 9 of which US $600,000.00 shall be deposited by MediaTek Inc., US $135,000.00 shall be deposited by MediaTek China and US $15,000.00 shall be deposited by MediaTek USA. The Holdback Amount shall be governed by the terms of the escrow agreement substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”).

          (c)     Upon completion of the Milestone, Tvia Inc. shall provide to MediaTek Inc. a written statement that Tvia has satisfied the Milestone completely (a “Milestone Determination”). MediaTek Inc. will notify Tvia Inc. in writing within 15 Business Days of receipt of such Milestone Determination whether it disputes any such determination, setting forth in reasonable detail the basis for the dispute (a “Milestone Dispute Notice”). If MediaTek Inc. does not deliver a Milestone Dispute Notice to Tvia Inc. within 15 Business Days of receipt of a Milestone Determination, the Milestone Determination shall be deemed final and MediaTek shall pay the Milestone Amount. If a Milestone Dispute Notice is delivered pursuant to the preceding sentence, Tvia Inc. and MediaTek Inc. shall meet within ten Business Days of the delivery of such Milestone Dispute Notice to attempt to resolve such dispute in good faith. If a final resolution of such dispute is reached, the agreed upon determination shall be deemed final and MediaTek shall pay the Milestone Amount.

          If no final resolution is determined within 15 Business Days of the delivery of a Milestone Dispute Notice after good faith negotiation, the final determination of whether the Milestone has been satisfied in whole shall be submitted first, to non-binding mediation in accordance with the applicable rules of American Arbitration Association and utilizing a mediator acceptable to both parties, and, if no final resolution of such dispute is reached within ten Business Days of appointment of the mediator, or if the parties cannot agree on a mediator within 20 Business Days after delivery of a Milestone Dispute Notice, then to arbitration in accordance with the procedures set forth in Section 9.8, provided that the ten Business Day period in Section 9.8(a) shall have already passed and the 45 day period of Section 9.8(b) shall be 20 Business Days instead. The determination of the arbitrator shall be final, binding and conclusive upon MediaTek Inc. and Tvia Inc.

3.     Representations and Warranties of Tvia. Each of Tvia Inc. and Tvia China represents and warrants to MediaTek that as of the date hereof each of the statements set forth in this Article 3 is true and correct in all respects, except as qualified by the disclosures made herein or as set forth in the schedules attached hereto.

     3.1     Organization and Authority. Except as set forth in Schedule 3.1, each of Tvia Inc. and Tvia China is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and has full corporate power to execute and deliver this Agreement, the Administrative Services Agreement, the Assignment and Bill of Sale, the Patent

License Agreement and the Escrow Agreement (the “Other Transaction Documents”) to which it is a party and to effect the transactions contemplated hereby and thereby and each has duly authorized the execution, delivery and performance of this Agreement and the Other Transaction Documents by all necessary corporate action. The entering into, executing and performing this Agreement and the Other Transaction Documents are not subject to Tvia Inc. or Tvia China stockholders’ approval. Each of Tvia Inc. and Tvia China has the requisite corporate power and to use the Purchased Assets as currently constituted. Tvia Inc. is not insolvent as such term is used under the Delaware General Corporation Law or defined under Section 3439.02 of the California Civil Code.

     3.2     Authorization; Binding Obligation. This Agreement and the Other Transaction Documents have been duly executed and delivered, or will be duly executed and delivered, by each of Tvia Inc. and Tvia China, and, assuming due authorization, this Agreement and the Other Transaction Documents to which each entity is a party constitute, or will constitute when executed the valid and binding obligations of each of Tvia Inc. and Tvia China, respectively, enforceable against it in accordance with their terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be limited by bankruptcy and other similar laws of general application affecting the rights and remedies of creditors and by general equity principles.

     3.3     Subsidiaries and Joint Ventures. Except for Tvia China, Tvia Inc. has no other Subsidiaries or any joint venture partners engaged in activities which are material to the use or other derivation of the benefits of the Business Products, or own or have an interest in any of the Purchased Assets.

     3.4     No Violations.

          (a)     Except as disclosed in Schedule 3.4(a), the execution and delivery and performance of this Agreement and the Other Transaction Documents, whenever executed and delivered, by each of Tvia Inc. and Tvia China, as applicable, and the consummation by each entity of the transactions contemplated hereby and thereby do not and will not result in a breach or violation of any provision of Tvia Inc.’s or Tvia China’s charter, by-laws or other organizational documents, as applicable, or in material violation of any statute, rule, regulation or ordinance applicable to Tvia Inc. or Tvia China, as applicable, or, subject to the receipt of any consents of Third Parties described in Section 3.4(b), materially violate, or result in a material breach of or constitute a material occurrence of default (or an event that might, upon the passage of time or the giving of notice, or both, constitute a material occurrence of default) under any provision of, result in the acceleration or cancellation of any material obligation under, or give rise to a right by any party to terminate or amend its obligations under, any material mortgage, deed of trust, conveyance to secure debt, note, loan, indenture, lien, lease, agreement, instrument, order, judgment, decree or other contract, license or other material arrangement or commitment which is primarily related to the Purchased Assets to which Tvia Inc. or Tvia China, as the case may be, is a party, or materially violate any order, judgment, decree, rule or regulation of any Governmental Body having jurisdiction over Tvia Inc. or Tvia China, as the case may be, or the Purchase Assets.

          (b)     Except as disclosed on Schedule 3.4(b), no consent, approval, authorization or permit is required to be obtained or made by Tvia Inc. or Tvia China in connection with its execution and delivery of this Agreement and the Other Transaction Documents or its consummation of the transactions contemplated hereby or thereby, except for such consents, approvals, orders, authorizations, registrations, declarations or filings where failure of compliance would not, individually or in the aggregate have a material adverse effect on Tvia Inc.’s or Tvia China’s ability to consummate the transactions contemplated hereby and thereby.

     3.5     Title to Assets. Except as disclosed on Schedule 3.5, Tvia has good and marketable title to, or a leasehold interest in, all the material tangible Purchased Assets, other than the Intellectual Property Assets, free and clear of Encumbrances. Except as disclosed on Schedule 3.5, Tvia has legal rights to all of the intangible Purchased Assets free and clear of Encumbrances. The intangible property included within the Purchased Assets constitutes all of the intangible property that MediaTek will require as of the Closing that is material to the use or other derivation of the benefits of the Business Products.

     3.6     Personal Property. Except as set forth on Schedule 3.6, the Engineering Workstations and such other items of tangible personal property included in the Purchased Assets presently and actively used for or in connection with the Business Products are in good operating condition for the purposes for which they are currently being used, normal wear and tear excepted.

     3.7     Compliance With Laws; Litigation. Except as set forth on Schedule 3.7, the Purchased Assets have been used by Tvia in material compliance with all applicable laws, rules, regulations, ordinances, decrees, orders, injunctions, judgments, permits and licenses of any Governmental Bodies. Except as set forth on Schedule 3.7, there have not been within the three (3) years prior to the execution of this Agreement and are presently no actions, suits, proceedings asserted by any Third Parties or any governmental investigations or notices of violation or non-compliance under any permits or licenses or otherwise under applicable law pending or, to Tvia’s Knowledge, threatened against Tvia Inc. or Tvia China, as applicable, with regard to the Purchased Assets.

     3.8     Business Employees and Employee Benefits

          (a)     Schedule 3.8(a) is a complete and accurate list of all the Business Employees as of the date hereof, showing for each Business Employee the position they currently hold.

          (b)     Except as disclosed in Schedule 3.8(b), no charge or claim alleging any unfair labor practice, wrongful termination, employment discrimination or any other improper handling of any employment-related matter is currently pending or threatened against Tvia relating to any of the Business Employees.

          (c)     All Business Employees with access to Intellectual Property Assets or other confidential or proprietary information of Tvia with respect to the Business Products have executed and delivered to Tvia agreements (a form of which is attached in Schedule 3.8(c)) assigning to Tvia all patents, proprietary inventions and other works developed by such Business Employees in the course of performing their employment duties to the extent disclosed by each Business Employee to Tvia (collectively, the “Employee Confidentiality Agreements”). All of such agreements are assignable to MediaTek and are included in the Purchased Assets.

          (d)     Schedule 3.8(d)(i) sets forth a complete and accurate list of all Business Employees involved in the development of the Business Products who have executed and delivered to Tvia Inc. or Tvia China, as the case may be, employment agreements which set forth the terms and conditions of each such Business Employees’ performance of their respective employment duties (collectively, the “Employee Employment Agreements”). A form of such Employee Employment

Agreements is attached in Schedule 3.8(d)(ii). Nothing in this Agreement creates an employment for a specified term with either Tvia or MediaTek, or alters the at-will nature of the employment relationship.

     (e)     The Business Employees listed on Schedule 3.8(a) and employed by Tvia Inc. in the United States provided to Tvia at the time of their hire, proof of authorization to work on the Business Products pursuant to applicable Immigration and Naturalization Service requirements and Tvia does not have Knowledge of any change in their status from the date of hire to present.

     3.9     Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Tvia, except for Alliant Partners, whose fees shall be borne solely by Tvia.

     3.10     Intellectual Property

          (a)     Schedule 2.1(a) sets forth a true and complete list of all Intellectual Property Assets owned or claimed by or licensed to Tvia which are part of the Purchased Assets. Except as set forth in Schedule 3.10(a), Tvia owns or is licensed or otherwise has the right to use, without future payment to any other Person, all Intellectual Property Assets used in or necessary for the use or other derivation of the benefits of the Business Products as presently constituted except for generally available software (such as Microsoft® Windows and the like) and generally available system development tools. All domain names of Tvia relating to the Intellectual Property Assets have been duly registered and filed with or issued by each appropriate Governmental Body in the jurisdictions indicated in Schedule 2.1(a), all necessary affidavits of use or continuing use have been filed, all renewal applications have been timely and duly filed, and all necessary maintenance and renewal fees have been paid to continue all such rights in effect. Except as set forth in Schedule 3.10(a), the sale, offer for sale, manufacture, use or other disposition of any of the Business Products as presently constituted do not (i) violate, conflict with or breach any contract between Tvia and any Person, (ii) to Tvia’s Knowledge, infringe any of the claims of any Third Party patents or (iii) infringe any copyrights, nor any other intellectual property rights or proprietary, privacy, publicity or similar rights, of any other Person, other than generally available software (such as Microsoft® Windows and the like) and generally available system development tools. To Tvia’s Knowledge, there are no objections or claims or basis therefor being asserted by any Person with respect to the ownership, validity, enforceability or use by Tvia of any Intellectual Property Assets or any names or slogans embodying business or product goodwill (or both) relating to the Intellectual Property Assets. There are no unresolved conflicts with, or pending claims by or against Tvia, whether in litigation or otherwise, involving any Intellectual Property Assets or any names or slogans embodying business or product goodwill (or both) relating to the Intellectual Property Assets, and there are no Encumbrances or Third Party Rights with respect to any Intellectual Property Assets, except as set forth in Schedule 2.1(b) and except for generally available software (such as Microsoft® Windows and the like) and generally available system development tools.

          (b)     Schedule 3.10(b) sets forth a true and complete list of all material options, rights, licenses or interests of any kind relating to Intellectual Property Assets granted to Tvia, other than generally available software (such as Microsoft® Windows and the like) and generally available system development tools, and all material options, rights, licenses or interests of any kind relating to Intellectual Property Assets or any portions thereof, granted by Tvia to any other Person. To Tvia’s Knowledge, no such Person is in breach or default of its obligations thereunder.

          (c)     Except as set forth in Schedule 3.10(c), all software, other than generally available software (such as Microsoft® Windows and the like) and generally available system development tools, that is marketed to customers as part of the Business Products is (i) owned by Tvia or Tvia has the right to use, modify, copy, sell, distribute, sublicense and make derivative works free and clear of any limitations or Encumbrances and (ii) to Tvia’s Knowledge, free from any interest of, or adverse claims by, any former or present employees of, or contractors, consultants or other Third Parties to, Tvia.

          (d)     The execution and delivery of this Agreement, compliance with its terms and the consummation of the transactions contemplated hereby do not and will not (i) give rise to any right, license or Encumbrance relating to any Intellectual Property Assets, or right of termination or cancellation of any intellectual property right in the Intellectual Property Assets, or the loss or Encumbrance of any Intellectual Property Assets or material benefit directly related thereto, or (ii) result in or require the creation, imposition or extension of any Encumbrance upon any intellectual property right in the Intellectual Property Assets or (iii) otherwise impair MediaTek’s right to use the Intellectual Property Assets in the same manner as such Intellectual Property Assets are currently being used by Tvia.

          (e)     None of the trade secrets (as defined in either the Uniform Trade Secrets Act or the Restatement of Torts) of Tvia (as included in the Intellectual Property Assets) has been published or disclosed by Tvia or, to Tvia’s Knowledge, by any other Person, to any Person, except pursuant to licenses or contracts requiring such other Persons to keep such trade secrets confidential (each of which licenses or contracts are listed and identified as such in Schedule 3.10(b)).

          (f)     Tvia is not, and, to Tvia’s Knowledge, no other party to any licensing, distributorship or other similar written agreements with Tvia relating to the Intellectual Property Assets is, in material breach of or material default under its obligations under such agreements.

          (g)     Except as set forth in Schedule 3.10(g), there exists no litigation pending or, to Tvia’s Knowledge, threatened against Tvia with regard to any patent, copyright, mask work, trade secret, trademark, trade name, service mark or other intellectual property rights in the Intellectual Property Assets. There is no outstanding order, writ, injunction, decree, judgment or stipulation by or with any court, administrative agency or arbitration panel regarding patent, copyright, trade secret, trademark, trade name or other claims relating to Intellectual Property Assets by which Tvia is bound.

          (h)     Except as set forth in Schedule 3.10(h), Tvia has not received any written communications alleging that Tvia’s use of the Intellectual Property Assets has infringed or violated or, by conducting its businesses in connection with the Intellectual Property Assets as proposed by Tvia, would infringe or violate any of the patents, trademarks, service marks, trade names, copyrights, mask works, trade secrets or other proprietary rights, processes or other intellectual property of any other Person.

          (i)     To Tvia’s Knowledge, no Person is infringing on or otherwise violating any right of Tvia with respect to any Intellectual Property Assets owned by, licensed to or otherwise used by Tvia in any of Business Products.

          (j)     Tvia has taken reasonable steps to protect the intellectual property of Third Parties received by Tvia in connection with the Intellectual Property Assets under obligation of

Schedules

Schedule 2.1(a)	Intellectual Property
Schedule 2.1(b)	Engineering Workstations and
Tangible Personal Property to be Transferred
Schedule 2.5(a)(i)	Tvia Inc. Wire Transfer Instructions
Schedule 3.1	Organization and Authority
Schedule 3.4(a)	Certain Violations
Schedule 3.4(b)	Third Party Consents
Schedule 3.5	Title to Assets
Schedule 3.6	Personal Property
Schedule 3.7	Compliance With Laws
Schedule 3.8(a)	Business Employees
Schedule 3.8(b)	Employment Claims
Schedule 3.8(c)	Form of Confidentiality Agreement
Schedule 3.8(d)(i)	List of Business Employees Who Signed
Employee Employment Agreements
Schedule 3.8(d)(ii)	Form of Employment Agreement
Schedule 3.10(a)	Issues Related to Intellectual Property Assets
Schedule 3.10(b)	Obligations to Pay for Third Party Rights; Trade Secrets
Schedule 3.10(c)	Restrictions on Software
Schedule 3.10(g)	Asserted Claims
Schedule 3.10(h)	Potential Infringements
Schedule 3.10(k)	Distribution of Source Code and Derivative Works
Schedule 3.10(l)	Transferred Intellectual Property Rights
Schedule 3.10(o)	Licenses, Agreements or Other Arrangements
Schedule 3.11	Intracompany Relationships
Schedule 3.13	Notices
Schedule 4.3(b)	MediaTek’s Consents
Schedule 5.2	Selected Employees

Exhibits

Exhibit A	Administrative Services Agreement
Exhibit B	Assignment and Bill of Sale
Exhibit C	Patent License Agreement
Exhibit D	Escrow Agreement
Exhibit E	Opinion of Counsel for Tvia, Inc.
Exhibit F	Opinion of Delaware Counsel for Tvia, Inc.
Exhibit G	Opinion of Counsel for Tvia China

confidentiality and, to Tvia’s Knowledge, no such rights have been lost through failure to act by Tvia.

          (k)     Except as disclosed in Schedule 3.10(k), no licenses or rights have been granted by Tvia to distribute or use the source code of, or to create Derivative Works (as hereinafter defined) of, any Business Product currently marketed by, commercially available from or under development by Tvia for which Tvia possesses the source code. As used herein, “Derivative Work” shall mean a work that is based upon one or more preexisting works, such as a revision, enhancement, modification, abridgment, condensation, expansion or any other form in which such preexisting works may be recast, transformed or adapted, and which, if prepared without authorization of the owner of the copyright in such preexisting work, would constitute a copyright infringement. For purposes hereof, a Derivative Work shall also include any compilation that incorporates such a preexisting work as well as translations from one human language to another and from one type of code to another.

          (l)     Except as set forth in Schedule 3.10(l), Tvia has not assigned, sold or otherwise transferred ownership of or the exclusive right to use any patent, patent application, trademark, service mark or other Intellectual Property Assets relating to the Business Products.

          (m)     To Tvia’s Knowledge, neither Tvia nor any of its officers or employees, agents, consultants or contractors has any patents issued or patent applications pending for any invention of any kind now used or needed by Tvia for the Business Products as presently constituted, which patents or applications have not been assigned to Tvia with such assignment duly recorded in the United States Patent and Trademark Office or with the applicable foreign Governmental Body.

          (n)     The Intellectual Property Assets developed for and provided to Tvia by the employees and agents of, and the consultants and contractors to, Tvia, and related to the Business Products, are either (i) original works of those employees, or (ii) works of such agents, consultants and contractors that are owned by Tvia by operation of law or by assignment or for which Tvia has been granted a license sufficient for the conduct of Tvia’s business with respect to the Business Products as presently constituted.

          (o)     Except as set forth in Schedule 3.10(o), and except for generally available software (such as Microsoft® Windows and the like) and generally available system development tools, there exists no licenses, agreements and other arrangements under which Tvia has the right to use, license or sublicense any proprietary information or intellectual property rights of a Third Party to the extent incorporated in, used or held for use with the Business Products, and no assignment, assumption or other transfer of any licenses, agreements or other arrangements is necessary for MediaTek’s use or other derivation of the benefits of the Business Products as presently constituted.

     3.11     Intracompany Relationships. Schedule 3.11 includes a list of all material contractual relationships and other material arrangements between Tvia Inc. and any of its Affiliates with respect to the Purchased Assets.

     3.12      Governmental Permits. Tvia holds the Governmental Permits free and clear of any material Encumbrances. To Tvia’s Knowledge, all Governmental Permits are in full force and effect, Tvia is not in violation of any material term or provision or requirement of any such Governmental Permits, and no Governmental Body has threatened to revoke, amend or impose any condition in respect of, or commenced proceedings to revoke, amend or impose conditions in respect of, any

Governmental Permit. Tvia has obtained all material licenses and permits and all Governmental Permits that are required to use or derive benefits from, the Business Products as presently constituted.

     3.13      Notices. Except for the Notices listed on Schedule 3.13, no notice is required to be delivered to any Person in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

     3.14      No Non-Assignable Assets. None of the Purchased Assets to be assigned or transferred under this Agreement is by its terms or by law nonassignable, or is nonassignable without the consent of Third Parties.

     3.15      Disclosure. Tvia has fully disclosed to MediaTek in the Schedules to this Agreement all matters which could have a material adverse effect on the Purchased Assets. This Agreement does not contain any untrue statement by Tvia of a material fact or omit to state a material fact necessary to make the statements made therein by Tvia, in light of the circumstances under which they were made, not misleading.

4.      Representations and Warranties of MediaTek. Each of MediaTek Inc., MediaTek China and MediaTek USA represents and warrants to each of Tvia Inc. and Tvia China that as of the date hereof each of the statements set forth in this Article 4 is true and correct in all respects, except as qualified by the disclosures made herein or as set forth in the schedules attached hereto.

     4.1      Organization and Authority. Each of MediaTek Inc., MediaTek China and MediaTek USA is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and has full corporate power to execute and deliver this Agreement and the Other Transaction Documents to which it is a party and to effect the transactions contemplated hereby and thereby and each has duly authorized the execution, delivery and performance of this Agreement and the Other Transaction Documents by all necessary corporate action. Each of MediaTek Inc., MediaTek China and MediaTek USA has the requisite corporate power to conduct its business as presently conducted.

     4.2      Authorization; Binding Obligations. This Agreement and the Other Transaction Documents have been duly executed and delivered, or will be duly executed and delivered, by each of MediaTek Inc., MediaTek China, and MediaTek USA, and, assuming due authorization, this Agreement and the Other Transaction Documents to which any such entity is a party constitute or will constitute the valid and legally binding obligations of each of MediaTek Inc., MediaTek China, and MediaTek USA, as the case may be, enforceable against it in accordance with their terms, except to the extent that enforcement of the rights and remedies created hereby and thereby may be limited by bankruptcy and other similar laws of general application affecting the rights and remedies of creditors and by general equity principles.

     4.3      No Violations

          (a)     The execution, delivery and performance of this Agreement and the Other Transaction Documents by each of MediaTek Inc., MediaTek China and MediaTek USA, when executed and delivered, and the consummation by each entity of the transactions contemplated hereby and thereby do not and will not result in a breach or violation of any provision of MediaTek Inc.’s, MediaTek China’s or MediaTek USA’s charter, by-laws or other organizational documents, as applicable, or in material violation of any statute, rule, regulation or ordinance applicable to MediaTek Inc., MediaTek China or MediaTek USA, as applicable, or materially violate or result in a material breach of or constitute a material occurrence of default (or an event that might, upon the passage of time or the giving of notice, or both, constitute a material occurrence of default) under any provision of, result in acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any material mortgage, deed of trust, conveyance to secure debt, note, loan, indenture, lien, lease, agreement, instrument, order, judgment, decree or other contract, license or other material arrangement or commitment to which MediaTek Inc., MediaTek China or MediaTek USA, as the case may be, is a party, materially violate any order, judgment, decree, rule or regulation of any Governmental Body having jurisdiction over MediaTek Inc., MediaTek China or MediaTek USA, as the case may be.

          (b)     Except as disclosed on Schedule 4.3(b), no consent, approval, authorization or permit is required to be obtained or made by MediaTek Inc., MediaTek China and MediaTek USA in connection with its execution and delivery of this Agreement and the Other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, and such consents, approvals, orders, authorizations, registrations, declarations or filings where failure of compliance would not, individually or in the aggregate have a material adverse effect on MediaTek Inc.’s, MediaTek China’s or MediaTek USA’s ability to consummate the transactions contemplated hereby and thereby.

     4.4      Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of MediaTek Inc., MediaTek China or MediaTek USA.

5.      Covenants

     5.1      Information; Ongoing Access

          (a)     Each of Tvia Inc. and Tvia China will give MediaTek and to MediaTek’s officers, employees, accountants, counsel and other representatives reasonable access, during Tvia’s normal business hours throughout the period after the date hereof and prior to the completion of the Milestone, to all of Tvia’s properties, books, contracts, commitments, reports of examination and records (subject to Section 5.1(f)) primarily related to the Business Products (excluding personnel records, except in accordance with local laws, the Excluded Assets and Excluded Liabilities and subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege, third-party confidentiality obligation, legal obligation or law), for the purpose of inspection and copying. MediaTek will hold, and will cause such representatives to hold, such information and copies in confidence as provided in the Confidentiality Agreement and in Article 6. On or after the Closing Date and until the Milestone Amount payment date, Tvia Inc. and Tvia China, as appropriate, shall deliver title and possession to MediaTek of all Business Records, acquired by MediaTek hereunder. Prior to such delivery, Tvia shall make copies of any and all such documents as Tvia shall in good faith determine may be reasonably required after the completion of the Milestone. Tvia will hold, and will cause its representatives to hold, such information and copies in confidence as provided in Article 6.

          (b)     Each of Tvia Inc. and Tvia China will give MediaTek and MediaTek’s officers, employees, accountants, counsel and other representatives reasonable access, during Tvia’s normal business hours throughout the period prior to the Closing, to all of the Business Employees, including management personnel and reasonable use of telephones, facsimile machines, copy machines and other on-site facilities reasonably necessary for MediaTek and its representatives to conduct their review of the Purchased Assets. Each of Tvia Inc. and Tvia China shall identify to MediaTek the person representing Tvia at each site responsible for monitoring MediaTek’s review and serving as MediaTek’s primary contact regarding requests for assistance and information. Each of Tvia Inc. and Tvia China shall cause its Business Employees at each site to cooperate with MediaTek’s review and in transitioning payroll, cash management, accounts payable and other accounting functions primarily related to the Purchased Assets and Business Employees immediately prior to and after the Closing Date.

          (c)     For three years after the Closing Date, Tvia will provide to MediaTek and to MediaTek’s officers, employees, counsel and other representatives, upon request (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege, third-party confidentiality obligation or other legal obligation), reasonable access for inspection of any Business Records, Governmental Permits, contracts and any other information existing as of the completion of the Milestone and relating to the Business Products which Tvia did not copy prior to the completion of the Milestone.

          (d)     For three years after the Closing Date, Tvia shall have reasonable access to all of the Business Records in the possession of MediaTek to the extent that such access may reasonably be required by Tvia in connection with the Excluded Liabilities or other matters primarily relating to the Purchased Assets. Such access shall be afforded by MediaTek upon receipt of reasonable advance notice and during normal business hours; provided, however, that MediaTek shall not be required to take any action which would constitute a waiver of the attorney-client privilege, and MediaTek need not supply Tvia with any information which MediaTek cannot legally supply. Tvia shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 5.1(d). If MediaTek shall desire to dispose of any such books and records upon or prior to the expiration of such period, MediaTek shall, prior to such disposition, give Tvia a reasonable opportunity at Tvia’s expense, to segregate and remove such books and records as Tvia may select.

          (e)     After the Closing, Tvia and MediaTek will make their respective personnel reasonably available to one another for interviews, depositions and testimony in any legal matter concerning transactions, operations or activities relating to the Business Products or the Purchased Assets, to execute all documents which the requesting party reasonably determines to be necessary or convenient, and as otherwise may be necessary or desirable to enable the party requesting such assistance to: (i) comply with reporting, filing or other requirements imposed by Governmental Bodies; (ii) assert or defend any claims or allegations in any litigation or arbitration or in any administrative or legal proceeding other than claims or allegations that one party to this Agreement has asserted against the other; or (iii) subject to clause (ii) above, perform its obligations under this Agreement. The party requesting such information or assistance shall reimburse the other party for all out-of-pocket costs and expenses incurred by such party in providing such information and in rendering such assistance. The access to files, books, records and personnel contemplated by this Section 5.1(e) shall be during normal business hours and upon not less than two Business Days’ prior written request and shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein.

          (f)     Each of Tvia Inc. and Tvia China agrees to make available to MediaTek, for inspection by MediaTek, throughout the period prior to the Closing, all employment and personnel records and information relating to any Business Employee who has consented in writing to the release of such records and information to MediaTek, and Tvia agrees to release to MediaTek on or shortly after the Closing any personnel records of the Business Employees and the Selected Employees who have signed an employment agreement with MediaTek, as may be necessary under the local laws of the relevant jurisdiction to complete MediaTek’s employment of such employees. MediaTek agrees to provide Tvia with a list of those Business Employees hired by MediaTek and, for a period of 18 months following the Closing, reasonable notice of any change in the employment status of any Business Employee hired by MediaTek, including death, retirement or other termination of employment with MediaTek of such Business Employee.

          (g)     After the completion of the Milestone, Tvia acknowledges that MediaTek will own all of the Purchased Assets and that Tvia will have no right to possess, control or act with respect to any Purchased Assets except as provided by this Agreement, including Section 5.6 hereto, and with the written consent of MediaTek.

          (h)     For a period of two years from and after the date hereof, Tvia shall not dispose of any records which primarily relate to the Business Products without MediaTek’s written consent, which consent shall not be unreasonably withheld. During such two-year period, upon providing reasonable advance written notice to Tvia, MediaTek and its representatives shall have reasonable access during Tvia’s normal business hours to all such records.

     5.2      Selected Employees. Upon the execution of this Agreement, MediaTek shall deliver to Tvia a completed Schedule 5.2 listing certain employees of Tvia Inc. or Tvia China selected by MediaTek (the “Selected Employees”) to receive offers of employment with MediaTek Inc., MediaTek China or MediaTek USA, as applicable.

     5.3      Consent of Third Parties. From time to time following the Closing, Tvia shall execute and deliver, or cause to be executed and delivered to MediaTek such additional instruments of conveyance and transfer as MediaTek may reasonably request or as may be otherwise necessary to effectively convey or transfer to, and vest in, MediaTek and put MediaTek in possession of and/or control of any part of the Purchased Assets.

     5.4      Non-Competition; Non-Solicitation.

          (a)     For a period of two years from and after the Closing Date, neither Tvia nor Tvia China shall directly or indirectly develop, operate, control, manufacture, sell or license any products that compete with any Business Product, in any country in which the Business Products are sold by MediaTek or any distributor of MediaTek, other than (i) Tvia’s products existing as of the date hereof which are based upon the architecture embodied in the Business Product, (ii) to perform Tvia’s maintenance and support obligations to existing customers who have purchased, licensed, or otherwise acquired the right to obtain support and maintenance from Tvia for, the Business Products prior to the Closing Date, (iii) to complete and sell Tvia’s hardware products that incorporate or are used in connection with the Business Products (as they exist on the Closing Date) to Tvia Customers, and (iv) to perform Tvia’s maintenance and support obligations to Tvia Customers who have purchased or otherwise acquired the right to obtain support and maintenance from Tvia for the products specified in clause (iii) above;

          (b)     For a period of two years from and after the Closing Date, neither Tvia Inc. nor Tvia China shall solicit or seek to hire away from MediaTek Inc., MediaTek China or MediaTek

USA, as the case may be, any of the Business Employees hired by MediaTek Inc., MediaTek China or MediaTek USA, or any other employees of MediaTek, or induce any such Business Employees, or other employees of MediaTek Inc., MediaTek China or MediaTek USA to terminate their employment with MediaTek Inc., MediaTek China or MediaTek USA, as the case may be; and

          (c)     For a period of two years from and after the Closing Date, MediaTek, MediaTek China and MediaTek USA shall not solicit or seek to hire away from Tvia Inc. or Tvia China those employees of Tvia Inc. or Tvia China who remain employees after the Closing, or induce any such employees to terminate their employment with Tvia Inc. or Tvia China, as the case may be.

     5.5      Tax Reporting and Allocation of Consideration

          (a)     Effective as of the Closing, Tvia and MediaTek acknowledge and agree that Tvia will be responsible for and will perform all tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Tvia to any Business Employee prior to the Closing and MediaTek will be responsible for and will perform all tax withholding, payment and reporting duties with respect to any wages and other compensation paid by MediaTek or on MediaTek’s behalf to any employee after the Closing.

          (b)     In the event that any Taxes are payable or assessed relative to the transactions contemplated herein, such taxes shall be paid by Tvia if levied on Tvia, and by MediaTek if levied on MediaTek.

          (c)     Effective as of the Closing, MediaTek and Tvia recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 (the “Asset Acquisition Statement”) with each of their respective federal income tax returns. Accordingly, MediaTek and Tvia agree to file an Asset Acquisition Statement. MediaTek and Tvia further agree to cooperate with each other in the preparation of the Asset Acquisition Statement for timely filing with each of their respective federal income tax returns.

          (d)     Tvia Inc. shall deliver to MediaTek a certification to the extent required under Section 1445 of the Code in accordance with the Treasury Regulations thereunder (the “FIRPTA Certification”).

     5.6      Cross Licenses.

          (a)     MediaTek hereby grants to Tvia and its Affiliates a limited, non-exclusive, perpetual, irrevocable, royalty-free, non-assignable (except as set forth below) license under the Intellectual Property Assets being transferred to MediaTek hereunder to use, copy, reproduce, modify, distribute (including through multiple tiers), make and have made the Intellectual Property Assets only as necessary for Tvia (i) to sell, offer to sell and distribute (including through multiple tiers) Tvia’s hardware products that incorporate or are used in connection with the Business Products (as they exist on the Closing Date) to customers that are Tvia customers as of the Closing Date (the “Tvia Customers”), and (ii) to perform Tvia’s maintenance and support obligations to Tvia Customers who have purchased, licensed, or otherwise acquired the right to obtain support and maintenance from Tvia for, the Business Products prior to the Closing Date, provided that Tvia shall not have the right to distribute any Intellectual Property Asset in source code form. Further, Tvia’s right to make modifications of the Intellectual Property Assets shall not include any right to make an adaptation, porting, or translation of the Intellectual Property Assets. MediaTek acknowledges and agrees that Tvia shall have the right to retain such copies of the Intellectual Property Assets being transferred to MediaTek hereunder as are necessary for Tvia to exercise the rights granted to Tvia in this Section 5.6, and, Tvia shall have the right to assign the license granted in this Section 5.6 without MediaTek’s consent in connection with a merger, acquisition or reorganization involving Tvia or in connection with the sale of all or substantially all of the assets of the Tvia business lines relating to the license granted in this Section 5.6. Except as set forth above, all rights to the Intellectual Property Assets not expressly granted to Tvia under this Section 5.6(a) and its Affiliates are reserved to MediaTek.

          (b)     Tvia hereby grants to MediaTek a non-exclusive, perpetual, royalty-free, non-assignable (except as provided in Section 10.4 of this Agreement) license, with the right to sublicense, under any intellectual property rights now owned by Tvia, but which are not being transferred to MediaTek hereunder as part of the Intellectual Property Assets, as necessary, to make, have made, import, offer to sell, reproduce, distribute (including through multiple tiers), copy, adapt, display, perform, sell and license the Business Products as presently constituted or as modified or adapted by MediaTek. Except as set forth above, all rights in Tvia’s intellectual property rights not expressly granted to Mediatek under this Section 5.6(b) are reserved to Tvia.

     5.7      Delivery of Other Assets and Intellectual Property Assets. Tvia hereby agrees that, no later than 45 days following the Closing, Tvia shall make available to MediaTek to take possession and custody of the Other Assets and all tangible embodiments of the Intellectual Property Assets. Media containing libraries, databases and other technical information, drawings, printouts, financial books and records (including without limitation, those specified in Section 2.1(d)), contracts, personnel files and other documentation shall be delivered to MediaTek or its designated representatives at the Closing. Upon the agreement by the parties, the delivery of these items may be effected by placing all of the items in separate filing cabinets or other secure areas, or secured computer networks, within Tvia’s premises in Hefei, China or Santa Clara, California with access through locks or other security devices to be restricted to MediaTek from and after the date of payment of the Milestone Amount. MediaTek’s retention of these items at the same premises shall be subject to the terms of the Administrative Services Agreement. Tvia shall label all of the Other Assets as the property of MediaTek. Tvia also shall label or identify the filing cabinets or other secure areas, or secured computer networks, as described above, as containing the property of MediaTek.

     5.8      Operations. From the date hereof until the completion of the Milestone, Tvia shall, at all times during such period:

          (a)     use commercially reasonable efforts to maintain the Engineering Workstations not already turned over to MediaTek in good condition and repair (ordinary wear and tear excepted);

          (b)     not sell, assign, license, transfer or encumber any of the Purchased Assets;

          (c)     not enter into or permit any of the Purchased Assets to be bound by any contract, and not enter into any contract directly or indirectly involving the Business Products;

          (d)     not incur, assume or otherwise become subject to any liability with respect to the Purchased Assets, other than in connection with the transfer of such assets or any other transactions contemplated by the Asset Purchase Agreement;

          (e)     not commence or settle any Third Party Claims, Infringement Claims, or any other litigation or proceeding relating in any way to the Purchased Assets;

          (f)     not enter into any transaction or take any other action relating in any way to the Purchased Assets;

          (g)     not enter into any transaction or take any other action that might cause or constitute a breach of any representation or warranty or covenant made by Tvia in the Asset Purchase Agreement; and

          (h)     not agree, commit or offer (in writing or otherwise) to take any of the actions described in clauses (a) through (g) of this Section 5.8.

6.      Confidential Nature of Information

     6.1      Confidentiality Agreement. MediaTek agrees that the Confidentiality Agreement between MediaTek and Tvia dated June 17, 2003 (the “Confidentiality Agreement”) shall apply to all documents, materials and other information that it shall have obtained regarding Tvia or its Affiliates during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), any investigations made in connection therewith and the preparation of this Agreement and related documents and all analyses, reports, compilations, evaluations and other materials prepared by MediaTek, accountants or financial advisors that contain or otherwise reflect or are based upon, in whole or in part, any of the provided information.

     6.2      Protection of Confidential Information

          (a)     Except as provided in Section 6.2(b), for a period of five years following the Closing, MediaTek and Tvia agree that each will keep confidential all of the other’s and the other’s Affiliates’ Confidential Information that is received from, or made available by, the other, or on behalf of the other, in the course of the transactions contemplated hereby. For purposes of this Section 6.2, “Confidential Information” shall mean any of the confidential information transferred hereunder, including the Intellectual Property Assets and any trade secrets related to the Business Products, and other confidential data and formula, information about the other’s and the other’s Affiliates’ business plans and strategies, marketing ideas and concepts, especially with respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including customers’ applications and environments), market testing information, development plans, specifications, customer requirements, configurations, designs, plans, drawings, apparatus, sketches, software, hardware, data, prototypes, connecting requirements or other technical and business information, except that MediaTek shall have no such obligation of confidentiality with respect to Intellectual Property Assets, including trade secrets or other Confidential Information as is conveyed to MediaTek as part of the Purchased Assets.

          (b)     Notwithstanding the foregoing, such Confidential Information shall not be deemed confidential and no party hereto shall have any obligation with respect to any such Confidential Information that:

               (i)     was already known to such party;

               (ii)     is or becomes publicly known through publication, inspection of a product, or otherwise, by a party other than the parties hereto and their Affiliates;

               (iii)     is received by such party from a source other than the parties hereto or their Affiliates;

               (iv)     is independently developed by such party; or

               (v)     is, subject to Section 6.2(c), required to be disclosed under applicable law or judicial process.

          (c)     If any party hereto (or any of its Affiliates) is requested or required (by oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, subject to the confidentiality obligations hereunder, such party will promptly notify the other party in writing of such request or requirement and will cooperate with such other party’s efforts to seek an appropriate protective order or other appropriate remedy. If a protective order or other remedy is not obtained, or the terms of this Article 6 are not waived, and it is in the written opinion of such party’s counsel that it is compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or significant penalty, such party may disclose only that portion of the Confidential Information required by law. In such case, such party will exercise its (and will cause its Affiliates to exercise their) commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information.

          (d)     Tvia shall cooperate with MediaTek to ensure that immediately on and after the completion of the Milestone, all of such documents and items constituting Confidential Information which have been conveyed to MediaTek and continue to be located at Tvia’s facility in Hefei, China or its facility in Santa Clara, California, are identified and segregated in locked file drawers or cabinets or other secured rooms or areas, or secured computer networks, as mutually agreed by Tvia and MediaTek.

          (e)     Notwithstanding anything herein to the contrary and except as reasonably necessary to comply with any applicable federal and state securities laws, each of Tvia and MediaTek (and each employee, representative, or other agent of Tvia and MediaTek) may disclose to any and all persons, without limitation of any kind, tax structure of the transaction and all materials of any kind (including options or other tax analyses) that are provided to either Tvia or MediaTek relating to such U.S. Federal tax treatment and tax structure, provided, however, that as long as Tvia or MediaTek may consult any tax advisor regarding the U.S. Federal tax treatment or tax structure of the transaction, the foregoing shall not apply until the earlier of the date of the public announcement of discussions relating to the transaction, the date of the public announcement of the transaction, or the date of the execution of an agreement (with or without conditions) to enter into the transaction. For this purpose, “tax structure” is any fact that may be relevant to understanding the U.S. Federal tax treatment of the transaction.

7.      Closing

     7.1      Documents and Purchased Assets Delivered by Tvia at Closing. Tvia hereby agrees that it has executed and delivered or will deliver to MediaTek, as applicable, the following on the Closing Date:

          (a)     employment agreements between MediaTek USA or MediaTek China, as the case may be, shall have been entered into by 80 percent of the Business Employees who perform IT and administrative functions, 90 percent of the Business Employees who perform engineering functions and 90 percent of the Selected Employees as listed on Schedule 5.2;

          (b)     its schedules, including any updates to the schedules, to this Agreement, which schedules shall be satisfactory to MediaTek;

          (c)     the Administrative Services Agreement;

          (d)     the Escrow Agreement;

          (e)     the Assignment and Bill of Sale in the form attached as Exhibit B, and such other bills of sale, assignments and other instruments of assignment, transfer or conveyance as MediaTek may have reasonably requested or as may be otherwise necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Purchased Assets to MediaTek;

          (f)     a complete and accurate list of the Purchased Assets, itemizing all Purchased Assets by categories, and with respect to all tangible personal property the physical location (or such other identifying information as appropriate) thereof;

          (g)     an opinion of Counsel for Tvia Inc., dated as of the Closing Date substantially in the form attached hereto as Exhibit E;

          (h)     an opinion of Delaware Counsel for Tvia Inc. dated as of the Closing Date substantially in the form attached hereto as Exhibit F;

          (i)     an opinion of counsel for Tvia China, dated as of the Closing Date substantially in the form attached hereto as Exhibit G;

          (j)     (i) the representations and warranties set forth in Article 3 shall be true and correct on and as of the Closing Date, (ii) each of Tvia Inc. and Tvia China has performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date, and (iii) neither Tvia Inc. nor Tvia China has breached any of the covenants under Article 5 of this Agreement; and

          (k)     officer’s certificates from Tvia Inc. and Tvia China, each certifying to truth of the foregoing statements set forth in Section 7.1(k); and

          (l)     the Consents and Approvals required to be obtained by Tvia in connection with the execution and delivery of this Agreement or any of the other Transaction Documents, or the completion of the transactions contemplated hereby and thereby.

     7.2      Items Delivered by MediaTek at Closing. MediaTek hereby agrees that MediaTek has executed and delivered or will deliver to Tvia, as applicable, the following funds, documents and agreements:

          (a)     the Initial Amount;

          (b)     the Administrative Services Agreement;

          (c)     the Escrow Agreement;

          (d)     the consents required by Section 4.3(b); and

          (e)     an officer’s certificate from each of MediaTek, MediaTek China and MediaTek USA each certifying that (i) the representations and warranties set forth in Article 4 were true and correct when made and remain true and correct on and as of the Closing Date, (ii) each of MediaTek, MediaTek China and MediaTek USA has performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing Date, and (iii) none of MediaTek, MediaTek China and MediaTek USA has breached any of the covenants under Article 5 of this Agreement.

8.      Payment of Milestone Amount.

     8.1      Delivery of Documents by Tvia. Tvia hereby confirms that it will execute, or will deliver to MediaTek, the following documents and agreements at the time of the payment of the Milestone Amount:

          (a)     (i) the representations and warranties set forth in Article 3, other than the representations and warranties set forth in Sections 3.3, 3.5, 3.6, 3.8, 3.10 and 3.14, were true and correct when made and remain true and correct on and as of the date of such payment, except as may be qualified by such updated disclosure schedules delivered on such payment date by Tvia to MediaTek, which schedules shall be satisfactory to MediaTek, (ii) each of Tvia Inc. and Tvia China has performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before such payment date, and (iii) neither Tvia Inc. nor Tvia China has breached any of the covenants under Section 5 of this Agreement;

          (b)     an officer’s certificate dated as of such payment date, certifying for each of Tvia Inc. and Tvia China to the foregoing statements set forth in Section 8.1;

          (c)     such other bills of sale, assignments and other instruments of assignment, transfer or conveyance as MediaTek may have reasonably requested or as may be otherwise necessary to put MediaTek in actual possession or control of the Purchased Assets at such time as Tvia has received payment of the Milestone Amount; and

          (d)     an executed Patent License Agreement.

     8.2     Items Delivered by MediaTek. At the time of the delivery of the documents pursuant to Section 8.1, MediaTek will deliver to Tvia the following payments, documents and agreements at the time of the payment of the Milestone Amount:

          (a)     the Milestone Amount; and

          (b)     an executed Patent License Agreement.

          (c)     an officer’s certificate from each of MediaTek, MediaTek China and MediaTek USA each certifying that (i) the representations and warranties set forth in Article 4 were true and correct when made and remain true and correct on and as of the Milestone Amount payment date, (ii) each of MediaTek, MediaTek China and MediaTek USA has performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the such date, and (iii) none of MediaTek, MediaTek China and MediaTek USA has breached any of the covenants under Article 5 of this Agreement.

9.      Status of Agreements; Indemnification; Infringement

     9.1      Survival of Representations and Warranties. The representations and warranties of MediaTek and Tvia contained in this Agreement shall survive the Closing until the date which is eighteen months after the Closing Date. Neither Tvia nor MediaTek shall have any liability whatsoever with respect to any such representations or warranties after their expiration, except for pending claims by any party in accordance with the terms and conditions of this Agreement.

     9.2     General Agreement to Indemnify.

          (a)     Each party shall indemnify, defend and hold harmless the other party hereto and any director, officer, shareholder, Affiliate or any successors or assignees of such other party (each an “Indemnified Party”) from and against any and all claims, actions, suits, proceedings, liabilities, obligations, actual losses, and actual damages, actual amounts paid in settlement, actual interest, actual costs and actual expenses (including reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) incurred or suffered by any Indemnified Party to the extent that the Losses arise by reason of, or result from, in whole or in part, (i) the failure of any representation or warranty of such party contained in this Agreement to have been true in all material respects as of the date hereof and as of the Closing Date, and the Milestone, as applicable, except as expressly provided otherwise herein, or (ii) the breach by such party of any covenant of such party contained in this Agreement to the extent not waived by the other party.

          (b)     Tvia further agrees to indemnify and hold harmless MediaTek from and against any Losses incurred by MediaTek arising out of, resulting from, or relating to

               (i)     the Excluded Liabilities;

               (ii)     all termination, salary continuation or severance pay, benefits or any other liabilities payable by Tvia to any Business Employee by reason of such Employee’s termination of employment by Tvia on or before the Closing Date;

               (iii)     all liability arising out of the operation of Tvia’s business prior to or on the Closing Date; and

               (iv)     all claims of Third Parties asserted against MediaTek or any of its Affiliates alleging infringement by any of the Purchased Assets arising out of, or in connection with, Tvia’s use of the Intellectual Property Assets prior to the Closing.

          (c)     Whether or not the Indemnifying Party (as defined below) chooses to defend or prosecute any Third-Party Claim or Infringement Claim (each as defined below), both parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith or as provided in Section 5.1.

          (d)     The parties indemnity obligations hereunder shall survive the Closing Date.

     9.3      Certain Limitations on Indemnity.

          (a)     Notwithstanding any provision of this Agreement to the contrary, Tvia shall have no obligation to indemnify MediaTek for a breach of its representations and warranties and MediaTek shall have no obligation to indemnify Tvia for a breach of its representations and warranties:

               (i)     unless MediaTek or Tvia, as the case may be, shall have suffered Losses in an aggregate amount in excess of a number equal to Seventy-five Thousand United States Dollars (US $75,000) (the “Basket Amount”) (and once the aggregate amount of such damages exceeds the Basket Amount, MediaTek or Tvia, as the case may be, shall be entitled to recover the full amount of such up to the Cap (as defined below)); or

               (ii)     to the extent (and only to the extent) that the aggregate amount of Losses suffered by MediaTek, or Tvia, as the case may be, exceeds a number equal to one hundred percent of the Purchase Price (the “Cap”).

          (b)     MediaTek and Tvia acknowledge and agree that the indemnification provisions set forth in this Article 9 shall be the exclusive remedy of MediaTek and Tvia with respect to this Agreement, the Other Transaction Documents, and the transactions contemplated hereby and thereby. MediaTek and Tvia further acknowledge and agree that all liability of Tvia to MediaTek in connection with the sale of the Purchase Assets shall be limited to one hundred percent of the Purchase Price.

     9.4     General Procedures for Indemnification.

          (a)     The procedures set forth in this Section 9.4 shall apply generally to indemnification sought pursuant to this Article 9; provided, however, claims for indemnification for alleged breaches of Section 3.10 (Intellectual Property) shall be governed by Section 9.5 (Procedures for Intellectual Property Indemnification).

          (b)     The Indemnified Party seeking indemnification under this Agreement shall promptly notify the party against whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any action, suit or proceeding by any Third Party, in respect of which indemnity may be sought hereunder and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (except to the extent that the Indemnifying Party has suffered actual prejudice by such failure). The Indemnifying Party shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any claim, action, suit or proceeding by a Third Party in respect of which indemnity may be sought hereunder (a “Third-Party Claim”), to assume the defense and control the settlement of such Third-Party Claim that (i) involves (and continues to involve) solely money damages or (ii) involves (and continues to involve) claims for both money damages and equitable relief against the Indemnified Party that cannot be severed, where the claims for money damages are the primary claims asserted by the Third Party and the claims for equitable relief are incidental to the claims for money damages, and where the Indemnified Party reasonably determines (and continues to reasonably determine) that defense of the claim by the Indemnifying Party will not affect the Indemnified Party in a material and adverse manner.

          (c)     The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any Third-Party Claim that the other is defending, as provided in this Agreement.

          (d)     The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld) unless such settlement or judgment relates solely to monetary damages. The Indemnifying Party shall not, without the Indemnified Party’s prior written consent, enter into any compromise or settlement that (i) commits the Indemnified Party to take, or to forbear to take, any action or (ii) does not provide for a complete release by such Third Party of the Indemnified Party. The Indemnified Party shall have the sole and exclusive right to settle any Third-Party Claim, on such terms and conditions as it deems reasonably appropriate, to the extent such Third-Party Claim involves equitable or other nonmonetary relief against the Indemnified Party, and shall have the right to settle any Third-Party Claim involving damages for which the Indemnified Party has not assumed the defense pursuant to this Section 9.4 with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

          (e)     As used in Sections 9.2, 9.3, 9.4 and 9.7, the term “Third Party” shall be deemed to include and refer to an Affiliate of the Indemnifying Party.

     9.5      Procedures for Intellectual Property Indemnification. MediaTek and Tvia agree that in the event a claim for indemnification is made by MediaTek based on an alleged breach by Tvia of Section 3.10 (Intellectual Property), in lieu of the procedures set forth in Section 9.4 the following procedures shall apply:

          (a)     MediaTek shall promptly notify Tvia of the assertion of any claim, or the commencement of any action, suit or proceeding by any Person, in respect of which indemnity may be sought under this Section 9.5 (an “Infringement Claim”) and give Tvia such information with respect thereto as Tvia may reasonably request, but failure to give such notice shall not relieve Tvia of any liability hereunder (except to the extent Tvia has suffered actual prejudice by such failure). Tvia shall have the right, but not the obligation, exercisable by written notice to MediaTek within 30 days of receipt of notice from MediaTek of an Infringement Claim to assume the defense and, subject to the other provisions of this Section 9.5, control the settlement of such Infringement Claim, unless such Infringement Claim seeks only equitable relief and, in MediaTek’s reasonable good-faith judgment, the defense of such Infringement Claim by Tvia may adversely affect MediaTek in any material way, in which case MediaTek shall be entitled to assume the defense of such Infringement Claim and any Losses incurred by MediaTek in connection therewith that is in excess of the Holdback Amount remaining in escrow up to the limit of the escrow pursuant to the Escrow Agreement by and among the parties hereto (the “Escrow Agreement”), shall be promptly paid by Tvia. In addition, if Tvia fails to provide MediaTek with a written notice that Tvia shall assume the defense of an Infringement Claim or otherwise fails to vigorously prosecute the defense of an Infringement Claim, MediaTek shall be entitled to assume the defense of such Infringement Claim and any Losses incurred by MediaTek in connection therewith shall be promptly paid by Tvia, to the extent the amount of such Losses exceed the remaining Holdback Amount held in escrow pursuant to the Escrow Agreement provided however, that such amount shall not exceed the Cap.

          (b)     MediaTek shall have the right to participate in (but not control), at its own expense, the defense of any Infringement Claim that Tvia is defending as provided in this Agreement. MediaTek shall cooperate with Tvia in a reasonable way to facilitate the settlement or defense of such Infringement Claim, and shall not acknowledge the validity of any alleged Infringement Claim or of any patent, copyright or mask work of any Third Party, or otherwise make statements that could reasonably be expected to have the effect of hampering or undermining Tvia’s defense or settlement of the Infringement Claim. In the event a question arises concerning a matter subject to this Section 9.5 Tvia shall, after the Closing Date, be entitled to reasonable discovery to ascertain relevant facts, including reasonable access to MediaTek’s records and to MediaTek’s employees with relevant knowledge.

          (c)     Tvia, if it shall have assumed the defense of any Infringement Claim as provided in this Section 9.5, shall not consent to the settlement of, or the entry of any judgment arising from, any such Infringement Claim without MediaTek’s prior written consent (which consent shall not be unreasonably withheld), unless such settlement or judgment relates solely to monetary damages or the payment of a royalty or other compensation, whether retroactive and/or prospective, for the use of Intellectual Property Assets. Tvia shall not, without MediaTek’s prior written consent, enter into any compromise or settlement that (i) commits MediaTek to take, or forebear to take, any action, other than the payment of a reasonable royalty or other reasonable compensation for the use of Intellectual Property Assets or (ii) does not obtain for MediaTek the right to continued use of the allegedly infringing Intellectual Property Assets unless Tvia has (x) procured for MediaTek the right to continue using such Intellectual Property Assets or (y) provided instructions to replace or modify the same so that it is not subject to such Infringement Claim and is, in MediaTek’s reasonable judgment, financially equivalent, in each case in clauses (i) and (ii), upon commercially reasonable terms for the industries under which the Business Products are classified. MediaTek shall have the sole and exclusive right to settle any Infringement Claim for which MediaTek has assumed the defense thereof pursuant to this Section 9.5 with Tvia’s written consent, which consent shall not be unreasonably withheld or delayed.

          (d)     In the event of an Infringement Claim subject to this Section 9.5, then after the Closing Date Tvia and MediaTek will negotiate in good faith an appropriate joint defense agreement.

     9.6     Certain Government Fees. MediaTek hereby agrees to indemnify Tvia for any penalties, fees or other similar payments levied by the applicable Government Body in the People’s Republic of China on Tvia as a result of the employment of the Business Employees, including the Selected Employees, by MediaTek.

     9.7     Right of Set-Off Against Holdback Amount. In order to satisfy any indemnification obligations of Tvia pursuant to this Article 9, MediaTek (and each of MediaTek’s respective directors, officers, employees and other Affiliates) shall have the right to recover Losses incurred or suffered by MediaTek in connection with any Third-Party Claims or Infringement Claims by setting off the amount of any such Losses against the Holdback Amount otherwise due to Tvia pursuant to and in accordance with the terms of the Escrow Agreement. The parties agree that to the greatest extent possible, the payment of any indemnity in accordance with this Section 9.7 shall be treated as an adjustment to the Purchase Price paid by MediaTek hereunder for tax purposes. Notwithstanding the foregoing, the Holdback Amount shall in no way limit Tvia’s liability, or MediaTek’s right to recover from Tvia, for Losses that are indemnified by Tvia up to the amount of the Cap.

     9.8     Arbitration; Choice of Law. The parties desire to avoid traditional forms of litigation and, therefore, agree that any dispute, controversy or claim, whether based on contract, tort, statute or other legal theory (including but not limited to any claim of fraud or misrepresentation), concerning or relating to this Agreement other than Infringement Claims (a “Dispute”), shall be resolved in the following manner:

          (a)     The parties shall use commercially reasonable efforts to resolve the Dispute through direct consultations among appropriate officers of MediaTek and Tvia, which shall begin promptly after one party has delivered to the other a written request for consultation. At any time thereafter, either party may request in writing that the dispute be referred to appropriate senior executives of MediaTek and Tvia. Within 10 Business Days after such request, the senior executives shall meet as frequently as necessary, and attempt to resolve the dispute. If such senior executives cannot resolve the Dispute, the Chief Executive Officers (and not their designees) shall meet and attempt to resolve the Dispute. If the Dispute cannot be settled or resolved amicably between the parties, then the parties shall submit the dispute for arbitration in accordance with this Section 9.8.;

          (b)     If the Dispute has not been resolved as a result of the procedure in paragraph (a) hereof or otherwise within 45 days of the initial written notice that there is a Dispute (or such additional time to which the parties may agree), the matter shall be resolved by final and binding arbitration in Palo Alto, California, conducted in the English language in accordance with the applicable rules of American Arbitration Association before a single arbitrator, unless MediaTek and Tvia agree otherwise. The arbitrator’s decisions and award shall be issued in writing within thirty (30) Business Days from the hearing of final arguments of the parties, and shall set forth the reasons for the decisions and award. The arbitrator’s award shall be final and binding and may be entered in any court having jurisdiction thereof. The arbitrator shall not have the power to award punitive or exemplary damages, or any damages excluded by, or in excess of any damage limitations expressed in, this Agreement or any subsequent agreement between the parties.

          (c)     To prevent irreparable harm, the arbitrator may grant temporary or permanent injunctive or other equitable relief.

          (d)     Issues of arbitrability shall be determined in accordance with the substantive and procedural laws of the United States relating to arbitration; all other aspects of this Agreement shall be interpreted in accordance with, and the arbitrator shall apply and be bound to follow the substantive laws of, the State of California. Each party shall bear its own attorneys’ fees associated with the arbitration and other costs and expenses of the arbitration shall be borne as provided by the applicable rules of American Arbitration Association.

          (e)     The arbitrator may order the parties to exchange copies of witness lists and exhibits (other than those that may be used for rebuttal) in advance of the arbitration hearing. The arbitrator shall have the power to order limited written discovery (not including discovery by way of interrogatories) and no more than three depositions per side, unless MediaTek and Tvia otherwise agree in writing.

          (f)     The dispute resolution proceedings contemplated by this provision shall be as confidential and private as permitted by law. To that end, no party, witness or arbitrator shall disclose the existence, content or results of any proceedings conducted in accordance with this provision, and materials prepared or submitted in connection with such proceedings shall not be admissible in any other proceeding, provided, however, that this confidentiality provision shall not prevent a petition to vacate or enforce an arbitral award, and shall not bar disclosures required by law. The parties agree that a protective order in furtherance of these obligations shall be entered by the arbitrator. The parties agree that any decision or award resulting from proceedings in accordance with this dispute resolution provision shall have no preclusive effect in any other matter involving third parties.

          (g)     Notwithstanding anything to the contrary in this Section 9.8, in the event of alleged violation or breach of this Agreement by a party (including, but not limited to, unauthorized disclosure of Confidential Information), the other party may seek temporary injunctive relief from any court of competent jurisdiction pending appointment of an arbitrator. The party requesting such relief shall simultaneously file a demand for arbitration of the dispute, and shall request American Arbitration Association to proceed under its rules for expedited hearing.

          (h)     If any part of this Section 9.8 is held to be unenforceable, it shall be severed and shall not affect either the duty to arbitrate hereunder or any other part of this Section 9.8.

10.      Miscellaneous Provisions

     10.1      Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested, (ii) sent by Federal Express or other express carrier, fee prepaid, (iii) sent via facsimile with receipt confirmed, or (iv) delivered personally, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

          (a)     If to either Tvia, to:

Tvia, Inc.
4001 Burton Drive
Santa Clara, CA 95054
Fax: (408) 982-8591
Attn: Eli Porat, Chief Executive Officer
Email: eporat@tvia.com

With a copy to:
Pillsbury Winthrop LLP
2550 Hanover Street
Palo Alto, CA 94304-1115
Phone: (650) 233-4500
Fax: (650) 233-4545
Attn: Gabriella A. Lombardi, Esq.
Email:glombardi@pillsburywinthrop.com

          (b)     If to MediaTek, to:

MediaTek, Inc.
5F, No. 1-2, Innovation Road 1
Science-Based Industrial Park
Hsin-Chu, Taiwan 300
Fax: 886-3-5787610
Attn: M.K. Tsai, Chairman
Email: M_K_Tsai@mtk.com.tw

With a copy to:
MediaTek, Inc.
5F, No. 1-2, Innovation Road 1
Science-Based Industrial Park
Hsin-Chu, Taiwan 300
Fax: 886-3-5787610
Attn: Calvin Tsai, In-House Legal Counsel
Email: Calvin_Tsai@mtk.com.tw

and to:
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303-2223
Fax: (650) 849-4800
Attn: Alan B. Kalin, Esq.
Email: alan.kalin@bingham.com

     10.2     Expenses. Except as otherwise provided in this Agreement, each party to this Agreement will bear all the fees, costs and expenses that are incurred by it in connection with the transactions contemplated hereby, whether or not such transactions are consummated.

     10.3     Entire Agreement; Modification. The agreement of the parties, which is comprised of this Agreement, the Schedules and Exhibits hereto and the documents referred to herein, sets forth the entire agreement and understanding between the parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Agreement, provided however, that Tvia shall have the right to update the schedules to this Agreement up to and on the Closing Date and up to the payment of the Milestone Amount, which schedules shall be satisfactory to MediaTek.

     10.4      Assignment; Binding Effect; Severability. This Agreement may not be assigned by either party hereto without the other party’s written consent; provided, however, that MediaTek may only assign and transfer all of its rights and obligations under this Agreement to a wholly-owned subsidiary of MediaTek Inc., and Tvia hereby consents only to that assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the permitted successors, legal representatives and permitted assigns of each party hereto. The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either party, in which event the parties shall use commercially reasonable efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision. By its signature on the Agreement, each of the parties hereby irrevocably submits to the jurisdiction of the courts of competent jurisdiction situated in Santa Clara County, California, consent to service of process issuing out of such courts in any such action or proceeding by the mailing of copies thereof by registered mail, postage prepaid, to it. The foregoing shall not limit the right of a party to service process in any other manner permitted by law.

     10.5      Governing Law; Waiver of Jury Trial; Forum. This Agreement shall be governed by and construed and enforced in accordance with the applicable laws of the state of California without regard to any principles governing conflicts of laws. Except as provided otherwise in Section 9.8, any dispute which arises with respect to any part of this Agreement shall be prosecuted in a court of competent jurisdiction situated in Santa Clara County, California, USA.

     10.6     Execution in Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if the signatures thereto were on one instrument.

     10.7      Public Announcement. Neither Tvia nor MediaTek shall, without the approval of the other party, make any press release or other public announcement concerning the terms of the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by law, in which case the other party shall be advised and the parties shall use their commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to (a) implement the provisions of this Agreement or (b) comply with accounting obligations and reporting obligations under the rules and regulations of the Securities and Exchange Commission and the Nasdaq Stock Market if such reporting, although not required, is necessary in the judgment of Counsel to Tvia.

     10.8      No Third Party Beneficiaries. Except as expressly provided by this Agreement, nothing in this Agreement, express or implied, is intended to or shall (a) confer on any Person other than the parties hereto and their respective permitted successors or assigns any rights (including third party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement or (b) constitute the parties hereto as partners or as participants in a joint venture. Except as expressly provided by this Agreement, this Agreement shall not provide third parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement.

     10.9     Termination and Abandonment. This Agreement may be terminated, and the transactions contemplated hereby abandoned, at any time prior to the Closing Date of the Milestone by written notice or agreement as follows:

          (a)     by mutual agreement of the boards of directors of Tvia and MediaTek;

          (b     by the board of directors of MediaTek if any of the conditions specified in Section 7.1 has not been satisfied or waived in writing by MediaTek, provided, that the conditions shall not have been satisfied as a result of any breach of this Agreement by MediaTek;

          (c)     by the board of directors of Tvia if any of the conditions specified in Section 7.2 has not been satisfied or waived in writing by Tvia, provided, that the conditions shall not have been satisfied as a result of any breach of this Agreement by Tvia; or

          (d)     by the board of directors of either MediaTek or Tvia if (i) there shall be an nonappealable order of a federal or state court in effect preventing consummation of the transactions contemplated hereby or (ii) there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Body that would make consummation of such transactions illegal.

     10.10      Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

     IN WITNESS WHEREOF, each of MediaTek and Tvia has caused this Agreement to be duly executed on its behalf by its duly authorized officer as of the date first written above.

TVIA, INC		MEDIATEK, INC.

By:	/s/ Eli Porat	By:	/s/ Ming-Kai Tsai

Name:	Eli Porat	Name:	Ming-Kai Tsai
Title:	Chief Executive Officer and President	Title:	Chairman

英圖微電子（合肥）有限公司		MEDIATEK LIMITED

By:	/s/ Kenny Liu	By:	/s/ Ming-Kai Tsai

Name:	Kenny Liu	Name:	Ming-Kai Tsai
Title:	Chairman	Title:	Chairman

CRYSTALMEDIA TECHNOLOGY, INC.

		By:	/s/ Ming-Kai Tsai

		Name:	Ming-Kai Tsai
		Title:	Chairman